SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 2


                        CLOVER COMMUNITY BANKSHARES, INC.
================================================================================
                                (Name of Issuer)

                        Clover Community Bankshares, Inc.
               Gerald Bolin                        James H. Owen, Jr.
            Charles R. Burrell                      Gwen M. Thompson
             David A. Cyphers                        James C. Young
              Herbert Kirsh

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                      (Names of Person(s) Filing Statement)

                                  COMMON STOCK
================================================================================
                         (Title of Class of Securities)

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                      (CUSIP Number of Class of Securities)

                                GWEN M. THOMPSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        CLOVER COMMUNITY BANKSHARES, INC.
                               124 N. MAIN STREET
                          CLOVER, SOUTH CAROLINA 29710
                                 (803) 222-7660
--------------------------------------------------------------------------------
  Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                            Katherine M. Koops, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                          1201 West Peachtree Street NW
                             Atlanta, Georgia  30309
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.   [ ]  A tender offer.
     d.   [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation*                   Amount of filing fee
--------------------------------------------------------------------------------
                              1,198,751                               $239.75**
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes 136,532 shares of common stock of the subject company will be exchanged for 136,532 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)
   (4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of September 30, 2005, which was $8.78 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

** Paid with the initial filing of this Schedule 13E-3.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                          Filing Party:

Form or Registration No.:                        Date Filed:

         AMENDMENT NO. 2 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is being filed by the filing persons listed on the cover of this Schedule in connection with amendments to the articles of incorporation of Clover Community Bankshares, Inc. ("Clover" or the "Company"), which collectively provide for the reclassification (the "Reclassification") of shares of the Company's common stock held by shareholders of record of fewer than 800 shares into the Company's Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company's common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule. The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company's shareholders will consider and vote upon the proposed amendments.


     All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

ITEM 1.   Summary Term Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM 2.   Subject Company Information

          The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "INFORMATION ABOUT CLOVER AND ITS AFFILIATES-Overview and -Market for Common Stock and Dividends," and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM 3.   Identity and Background of Filing Person

          The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Clover Community Bankshares, Inc., 124 N. Main Street, Clover, South Carolina 29710, telephone
          (803) 222-7660. Each filing person is a citizen of the United States and, except for Gerald Bolin, is a director of the Company. Gwen M. Thompson is also the President and Chief Executive Officer of the Company, and Gerald Bolin is its Chief Operating Officer. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT CLOVER AND ITS AFFILIATES-Directors and Executive Officers."

ITEM 4.   Terms of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Requirements for Shareholder Approval," and "SPECIAL FACTORS -Purpose of the Reclassification, -Reasons for the Reclassification, -Recommendation of the Board of Directors; Fairness of the Reclassification, -Effects of the Reclassification on Affiliates, -Effects of the Reclassification on Unaffiliated Shareholders and -Effects of the Reclassification on Shareholders Generally," and -Federal Income Tax Consequences of the Reclassification" and "DISSENTERS' RIGHTS."

ITEM 5.   Past Contacts, Transactions, Negotiations and Agreements

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -Alternatives Considered-Business Combination and -Recommendation of the Board of Directors; Fairness of the Reclassification-Substantive Fairness," and "INFORMATION ABOUT CLOVER AND ITS AFFILIATES -Recent Affiliate Transactions in Clover Stock, -Purchases of Clover Stock During Prior Two Years, and -Related Party Transactions."

ITEM 6.   Purposes of the Transaction and Plans or Proposals

          The shares of common stock reclassified to Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to
          Item 4, there are no plans, proposals or negotiations relating to or that would result in:

          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Clover or any subsidiary;

          (2) any purchase, sale or transfer of a material amount of assets of Clover or any subsidiary;

          (3) any material change in Clover's present dividend rate or policy or in its indebtedness or capitalization;

          (4) any change in Clover's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) any other material change in Clover's corporate structure or business;

          (6) any class of Clover's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) except as disclosed in response to Item 7 relating to the prospective termination of registration of the Clover common stock under the Exchange Act, any class of Clover's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) except as described in response to Item 7, the suspension of Clover's obligation to file reports under Section 15(d) of the Exchange Act.

ITEM 7.   Purposes, Alternatives, Reasons and Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Purpose of the Reclassification, -Alternatives Considered, -Reasons for the Reclassification, -Pro Forma Effect of the Reclassification, -Effects of the Reclassification on Clover , -Effects of the Reclassification on Affiliates, -Effects of the Reclassification on Unaffiliated Shareholders, -Effects of the Reclassification on Shareholders Generally, -Federal Income Tax Consequences of the Reclassification and -Determination of Fairness by Clover Affiliates," and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM 8.   Fairness of the Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -Recommendation of the Board of Directors; Fairness of the Reclassification and -Determination of Fairness by Clover Affiliates."

ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reclassification." No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

ITEM 10.  Source and Amount of Funds or Other Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Effects of the Reclassification on Clover-Negative Effects-Financial Effects of the Reclassification."

ITEM 11.  Interest in Securities of the Subject Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT CLOVER AND ITS AFFILIATES-Stock Ownership by Affiliates."

ITEM 12.  The Solicitation or Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reclassification."

ITEM 13.  Financial Statements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and to Appendices C and D thereto.

ITEM 14.  Persons/Assets Retained, Employed, Compensated or Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Solicitation of Proxies."

ITEM 15.  Additional Information

          Not applicable.

ITEM 16.     Exhibits

          1. Definitive Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

               Appendix A  Articles of Amendment to the Articles of
                           Incorporation

               Appendix B  South Carolina Dissenters' Rights Statute

               Appendix C  Financial Statements and Management's Discussion
                           and Analysis for the Nine Months Ended September 30, 2005

               Appendix D Financial Statements and Management's Discussion
                          and Analysis for the Year Ended December 31, 2004

               (Incorporated by reference to the definitive proxy statement relating to this transaction filed under cover of Schedule 14A; File No. 0-24749)

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February  21,  2006
                                       CLOVER COMMUNITY BANKSHARES,  INC.

                                       By: /s/ Gerald Bolin
                                          -------------------------------------
                                           Gerald  Bolin
                                           Chief  Operating  Officer

                                       OTHER  FILING  PERSONS:

                                           /s/  Gerald  Bolin
                                       ----------------------------------------
                                       Gerald  Bolin


                                           *
                                       ----------------------------------------
                                       Charles R. Burrell


                                           *
                                       ----------------------------------------
                                       David A. Cyphers


                                           *
                                       ----------------------------------------
                                       Herbert Kirsh


                                           *
                                       ----------------------------------------
                                       James H. Owen, Jr.


                                           *
                                       ----------------------------------------
                                       Gwen M. Thompson


                                           *
                                       ----------------------------------------
                                       James C. Young

                                   *By /s/ Gerald Bolin
                                       ----------------------------------------
                                       Gerald Bolin
                                       as attorney-in-fact

                                  EXHIBIT INDEX


1. Definitive Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

               Appendix A  Articles of Amendment to the Articles of
                           Incorporation

               Appendix B  South Carolina Dissenters' Rights Statute

               Appendix C  Financial Statements and Management's Discussion and
                           Analysis for the Nine Months Ended September 30, 2005

               Appendix D  Financial Statements and Management's Discussion and
                           Analysis for the Year Ended December 31, 2004

          (Incorporated by reference to the definitive proxy statement relating to this transaction filed under cover of Schedule 14A; File No. 0-24749.)